UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-14987
TOO, INC. SAVINGS AND RETIREMENT PLAN
(Exact Name of Registrant as specified in its charter)
8323 Walton Parkway
New Albany, Ohio 43054
(614) 775-3500
(Address, including zip code, and telephone number
including area code of Registrant’s
principal executive offices)
Interests of Participants in the Too, Inc. Savings and Retirement Plan
(Title of each class of securities covered by this form)
None
(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date: none
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Too, Inc. Savings and Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TOO, INC. SAVINGS AND RETIREMENT PLAN

Date: June 12, 2006

	By:	/s/ Poe A. Timmons

Poe A. Timmons Senior Vice President and Chief Financial Officer (Principal Financial Officer)